Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement on Form F-3 and related Prospectus of DHT Holdings, Inc. (the “Company”) for the registration of up to $200,000,000 of common stock, preferred stock and debt securities and to the incorporation by reference therein of our reports dated March 25, 2010, with respect to the consolidated financial statements of DHT Maritime, Inc., and the effectiveness of internal control over financial reporting of DHT Maritime, Inc., included in the Company’s Annual Report (Form 20-F) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young AS
Ernst & Young AS
Oslo, Norway
June 14, 2010